Exhibit 1

ADB Systems International Ltd.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7
Tel: 416 640-0400 / Fax: 416 640-0412
Website: www.adbsys.com
(TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB EXTENDS TERMS OF PRIVATE PLACEMENT WARRANTS

Toronto, ON  – June 13, 2005 – ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today that it has received conditional approval from the Toronto Stock Exchange to extend the terms of all 2,732,674 warrants issued in connection with a private placement completed on June 26, 2003 for a period of approximately ninety days beyond the original expiration date.

Investors in the private placement will now have until September 26, 2005 to exercise any unconverted warrant into one common share priced at $0.40.

No other terms of the private placement were affected.

Under the original terms of the June 26, 2003 private placement, ADB issued to private investors units priced at $0.24 (CDN) each. Each unit consisted of one common share and one two-year warrant to purchase one common share at $0.40. The transaction resulted in the issuance of 4,878,507 common shares and 2,732,674 common share-purchase warrants exercisable into one common share with an original expiration date of June 26, 2005.  The warrant holders are comprised of arm’s length investors and non-management employees of ADB Systems.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.  Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada),

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Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contact:

At ADB Systems International Ltd.

Joe Racanelli, Chief Marketing Officer

Tel: (416) 640-0400 ext. 273

Fax: (416) 640-0412

E-mail: jracanelli@adbsys.com